DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

04 JAN 22 AM 7:21

January 14, 2004

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

04012350

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated January 14, 2004

Enclosed is a copy of our News Release dated January 14, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

January 14, 2004

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE - UPDATE

Gold Prospect, Abitibi Greenstone Belt, Porcupine Mining District, Ontario

Dentonia Resources Ltd. ("Dentonia") advises that it is acquiring an interest in mineral claims located in the Abitibi Greenstone Belt, Porcupine Mining District, Ontario, subject to concluding a final agreement with the vendor.

These mineral claims cover drill targets defined by untested geophysical anomalies associated with Archean rhyolitic volcanic rocks at the western end of the Mattagami-Selbaie Greenstone Belt.

A drill program in 1996 intersected a gold mineralized zone in several holes, the best intersect was over 9 meters with a grade of 10.7 g/t gold.

As a general observation, the Abitibi Greenstone Belt is one of the most prolific gold producing areas, only second to the Witwatersrand area, South Africa, in the world. Of the forty-one (41) gold deposits worldwide, with production plus reserves of greater than 10 million ounces, five (5), namely, Hollinger-McIntyre, Kirkland Lake, Dome, Kerr Addison and Horne Mines are in the Abitibi Subprovince of the Superior Province. Two others, with lesser reserves, the Campbell Red Lake-Goldcorp and Hemlo Mines are also located within the Superior Province.

WO Claim Block, Lac de Gras, NWT

Dentonia is a 1/3 equity shareholder in DHK Diamonds Inc., a participant in the WO claim block, Lac de Gras, NWT, advises that BHP Billiton has informed the participants in the WO claim block that BHP Billiton intends to exit its involvement in the WO claim block.

As of this date, terms of this exit have not been agreed upon and are being negotiated.

Pellatt Lake Claim Block, Lac de Gras, NWT (To Fly Falcon Survey)

Peregrine Diamonds Ltd. (Peregrine) has requested an extension of the option to fly a Falcon Survey over this claim block, which has been granted.

Peregrine advanced $16,270.80 for a refundable bond to be paid to the Receiver General of Canada to maintain 3 claims within this block.

The Falcon Survey over the Pellatt Lake claim block is estimated to cost approximately $180,000.

Reference is made to Dentonia's news releases of June 9, 2003, and September 24, 2003, for details of the exploration potential of the Pellatt Lake claim block.

The Pellatt Lake Claim Block is located a few miles northeast of the Ekati Diamond Mine and immediately north of De Beers' Hardy Lake Mineral Leases and consists of 13 mineral claims, or 33,500 acres.

This claim block was initially acquired by DHK from Kennecott under various agreements, cumulating in the agreement of December 6, 2002, a number of claims lapsed in the interim, Dentonia, after a request to the other 2 shareholders of DHK to participate in maintaining the lapsing claims, which they refused to do, staked for its own and sole account 7 mineral claims, i.e. SWB1-7, in April 2003, bringing the total to 13 claims within this block.

Sketch outlining the geophysical anomalies, within the Pellatt Lake Claim Block, can be viewed on Dentonia's website: www.dentonia.net.

Gold Prospects, Tintina Gold Belt, Yukon

Dentonia took the opportunity in the fall of 2003, to acquire interests in two groups of claims located in the Tintina Gold Belt, Yukon.

In addition to its interest in the HY Property, see news releases October 1, and October 2, 2003, and a possible interest in the adjacent FER property (combined 174 claims or 3,654 hectares), Dentonia by staking, acquired a 100% interest in 30 two-post minerals, or 630 hectares, the ELF property, for a possible total of 4,284 hectares, in the south-eastern part of the Tintina Gold Belt, Yukon. See news release November 5, 2003.

To elaborate on the regional geology, the Tintina Gold Belt is an arc of gold deposits, and stretches from southeastern Yukon to southwestern Alaska and hosts a number of gold deposits such as the Donlin Greek (11.4 million oz Au), Fort Knox (7 million oz Au), Pogo (5.5 million oz Au at 0.55 oz/ton (18.90 gr./t Au)), currently undergoing mine permitting by Teck Cominco/Sumitano, Dublin Gulch (3.18 million oz Au), and Brewery Greek (1.3 million oz Au) and the Hyland Gold Prospect. All these deposits are located northwesterly of the ELF property, except the Hyland Gold Prospect, which is located about 140 km south of the ELF property.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.